Daniel B. Eng
Direct Dial: (916) 930-2551
E-mail: daniel.eng@bullivant.com

February 4, 2010

Via Edgar and U.S. Mail

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Renhuang Pharmaceutical, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2008; SEC File No.: 0-24512

Dear Mr. Rosenberg:

On behalf our client Renhuang Pharmaceutical, Inc., we are filing Amendment No. 2 to Renhuang Pharmaceutical’s Form 10-K for the year ended October 31, 2008, in response to the staff’s letter dated January 14, 2010.  Item 9A(T) Controls and Procedures of the Form 10-K has been amended to disclose that, in addition to other material weaknesses, a material weakness occurred in connection with the Company’s calculation of Sales Rebates paid to the Company’s sales agents for the year ended October 31, 2008.

Should you have any further questions, please do not hesitate to contact the undersigned.

601 California Street, Suite 1800, San Francisco, CA 94108 • 415.352.2700 Fax 415.352.2701

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

February 4, 2010

Very truly yours,

/s/ Daniel B. Eng,

Daniel B. Eng

DBE:mf
cc:	Kei Ino, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant
Shaoming Li
Yan Yi Chen
John Yung

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas